SECURIT IISSION

04019682

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8 - 65388

PROCESSING SECTION MAY 2 6 2004 208

CM 6/29

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/1/03 (MM/DD/YY) AND ENDING 3/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
McNally Financial Services Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1115 Tranquil Trail Drive
(No. and Street)

San Antonio	Texas	78232-5185
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David McNally (210) 545-7080
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Helin, Donovan, Trubee & Wilkinson, LLP
(Name – *if individual, state last, first, middle name*)

12301 Research Blvd, Bldg IV, Suite 180	**Austin**	**Texas**	**78759**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David McNally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **McNally Financial Services Corporation**, as of March 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President
Title

Notary Public

MARTY NICOLE FAULKNER
Notary Public, State of Texas
My Commission Expires
JUNE 21, 2006

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Helin, Donovan, Trubee & Wilkinson, LLP
Certified Public Accountants
www.helindonovan.com

Member of Russell Bedford International

MCNALLY FINANCIAL SERVICES CORPORATION

Financial Statements

March 31, 2004

(With Independent Auditors' Report Thereon)

MCNALLY FINANCIAL SERVICES CORPORATION
Index to Financial Statements and Supplemental Schedule
March 31, 2004

Helin, Donovan, Trubee & Wilkinson, LLP
Certified Public Accountants
www.helindonovan.com

Russell Bedford
Member of Russell Bedford International

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
McNally Financial Services Corporation:

We have audited the accompanying statement of financial condition of McNally Financial Services Corporation as of March 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McNally Financial Services Corporation as of March 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee & Wilkinson, LLP

Austin, Texas
May 14, 2004

12301 Research Blvd.
Building IV, Suite 180
Austin, Texas 78759
Phone (512) 331-5336
Fax: (512) 258-5895

Dallas, Texas **(214) 720-4470**
Houston, TX **(713) 861-2220**

Toll Free: 1-866-331-5336

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Financial Condition
March 31, 2004

ASSETS		
Cash	$	54,468
Receivable from clearing broker-dealer		2,285
Clearing deposit		25,000
Securities owned, at market value		62,539
Other assets		379
TOTAL ASSETS	$	144,671
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued expenses and other liabilities	$	5,750
Income taxes payable		4,237
Deferred tax liability		2,060
Dividend payable		15,000
Franchise taxes payable		2,182
Total liabilities		29,229
Stockholder's Equity		
Common stock, voting, 2,000 shares authorized, $.01 par value, 1,000 shares issued and outstanding		10
Additional paid-in capital		104,411
Retained earnings		11,021
Total Stockholder's equity		115,442
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	144,671

See notes to financial statements and independent auditors' report.

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Operations
For the year ended March 31, 2004

REVENUES		
Securities commissions	$	53,055
Insurance commissions		56,496
Trading profit		18,885
Interest and other income		1,758
Total Revenues		130,194
EXPENSES		
Commission expense		18,633
Payroll expenses		18,073
Professional fees		10,644
Regulatory fees		9,461
Advertising		3,758
Depreciation		2,697
Insurance		1,445
Other expenses		14,420
Total Expenses		79,131
INCOME BEFORE INCOME TAXES		51,063
Current income tax		8,596
Deferred income tax		2,060
Net income tax expense		10,656
NET INCOME	$	40,407

See notes to financial statements and independent auditors' report.

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Changes in Stockholder's Equity
For the year ended March 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Equity	Total
Balances at March 31, 2003	$ 10	104,411	(14,386)	$ 90,035
Dividend declared	-	-	(15,000)	(15,000)
Net income	-	-	40,407	40,407
Balances at March 31, 2004	$ 10	104,411	11,021	$ 115,442

See notes to financial statements and independent auditors' report.

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Cash Flows
For the year ended March 31, 2004

Cash flows from operating activities:		
Net income	$	40,407
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Change in assets and liabilities		
Decrease in receivable from clearing broker-dealer		5,980
Decrease in deferred tax asset		3,669
Increase in other assets		(282)
Increase in deferred tax liability		2,060
Increase in income taxes payable		3,337
Increase in accrued expenses and other liabilities		7,839
Net cash used in operating activities		63,010
Cash flows from investing activities:		
Purchase of investment securities		(10,033)
Cash flows from financing activities:		-
Net increase in cash		52,977
Cash at beginning of year		1,491
CASH AT END OF YEAR	$	54,468

Supplemental Disclosures of Cash Flow Information:

Income taxes paid	$	690
Interest paid	$	1,390

See notes to financial statements and independent auditors' report.

Note 1 - Nature of Business

McNally Financial Services Corporation (Company) was incorporated in the State of Texas on April 11, 2002 and became a registered broker/dealer with the Securities and Exchange Commission (SEC) in September 2002 and is a member of the National Association of Security Dealers, Inc. (NASD). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

Note 2 - Accounting Method

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recorded on a trade date basis.

Insurance Commissions

Insurance commissions are recorded when the insurance products are funded by the customer and the commission is earned.

Financial instruments and credit risk

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers and securities owned. The Company's cash balances did not exceed federally insured limits of $100,000 during the year. Receivables from clearing broker-dealers represent cash deposited and commissions receivable from these broker dealers and are insured by the Securities Investor Protection Corporation. Securities owned consist of investments in registered investment companies and are held for investment purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Note 2 - Significant Accounting Policies (Continued)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset in which the Company is not able to determine on a more likely than not basis that the deferred tax asset will be realized.

The Company is also subject to Texas Franchise tax at 4.5% of Federal taxable income.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2004, the Company had net capital and net capital requirements of $105,682 and $50,000, respectively. The Company's net capital ratio was .28 to 1 at March 31, 2004.

Note 4 - Income Taxes

Significant temporary differences that give rise to the deferred tax liability as of March 31, 2004 follow:

Deferred tax liability:		
Unrealized gain on securities	$	(2,823)
Organizational costs		763
Net deferred tax liability		(2,060)

A reconciliation of the U.S. statutory income tax rate to the effective rate for the year ended March 31, 2004 is as follows:

		2004
Expense at Federal Statutory rate of 15%	$	7,659
Texas State income tax		1,953
Miscellaneous items		1,044
Income tax expense	$	10,656

Note 5 - Commitments and Contingencies

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. At March 31, 2004, the Company was not involved in any litigation or active legal actions.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At March 31, 2004, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Schedule I
MCNALLY FINANCIAL SERVICES CORPORATION
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of March 31, 2004

Total stockholder's equity qualified for net capital	$	115,442
Deductions and/or charges		
Non-allowable assets:		
Other assets		379
Total deductions and/or charges		379
Net capital before haircuts on securities		115,063
Haircuts on securities		9,381
Net Capital	$	105,682
Aggregate indebtedness		
Income taxes payable	$	4,237
Deferred tax liability		2,060
Dividends payable		15,000
Franchise taxes payable		2,182
Accrued expenses and other liabilities		5,750
Total aggregate indebtedness	$	29,229
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	55,682
Ratio of aggregate indebtedness to net capital		0.28 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of March 31, 2004 as reported by McNally Financial Services Corporation on Amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.

Helin, Donovan, Trubee & Wilkinson, LLP
Certified Public Accountants
www.helindonovan.com

INDEPENDENT AUDITORS' REPORT

ON INTERNAL CONTROL

To the Stockholder of
McNally Financial Services Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of McNally Financial Services Corporation (the Company) for the year ended March 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

12301 Research Blvd.
Building IV, Suite 180
Austin, Texas 78759
Phone (512) 331-5336
Fax: (512) 258-5895

Dallas, Texas
(214) 720-4470

Houston, TX
(713) 861-2220

Toll Free: 1-866-331-5336

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Helin, Donovan, Trubee & Wilkinson, LLP

Austin, Texas
May 14, 2004